Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 2 to Form S-3 to the Registration Statement (Form S-3 No. 333-268909) and related Prospectus of Ventyx Biosciences, Inc. for the registration of shares of common stock, preferred stock, debt securities, warrants and/or units and to the incorporation by reference therein of our reports dated February 27, 2024, with respect to the consolidated financial statements of Ventyx Biosciences, Inc., and the effectiveness of internal control over financial reporting of Ventyx Biosciences, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

February 27, 2024